AMERICAN MOLD GUARD, INC.
                             30200 Rancho Viejo Road
                                     Suite G
                      San Juan Capistrano, California 92675

                                 April 17, 2006


VIA FACSIMILE TRANSMISSION AND EDGAR
Michael McTiernan, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

RE:      American Mold Guard, Inc.
         Registration Statement on Form SB-2
         Filed on January 6, 2006
         File No. 333-130889

Mr. McTiernan:

         In connection with the proposed public offering of 1,350,000 Units by the Company, under the above referenced Registration Statement on Form SB-2 (the "Filing"), the Company hereby requests pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that its Registration Statement become effective at 4:15 p.m. Eastern Time, on April 19, 2006, or as soon thereafter as practicable. Simultaneously therewith, the Company requests effectiveness of its Registration Statement under the Securities & Exchange Act of 1934 on Form 8-A.

         With respect to this request the Company acknowledges that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             American Mold Guard, Inc.


                                             By:    /s/ TOM BLAKELEY
                                                 -----------------------
                                                 Tom Blakeley
                                                 Chief Executive Officer

                                          [PAULSON INVESTMENT COMPANY INC. LOGO]


April 17, 2006



Mail Stop 4561

United States Securities & Exchange Commission
Michael McTiernan
Special Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

VIA FACSIMILE

RE:      American Mold Guard, Inc.
         Registration Statement Form SB-2, File Number 333-130889


         Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Wednesday, April 19th, 2006 4:15 p.m. Eastern Time or as soon thereafter as is practicable.


Sincerely,



Paulson Investment Company, Inc.



/s/ Trent D. Davis
------------------
Trent D. Davis
CEO





  811 S.W. Naito Parkway o Suite 200 o Portland, Oregon 97204 o (503) 243-6000
                               Member NASD & SIPC

                                          [PAULSON INVESTMENT COMPANY INC. LOGO]


April 17, 2006



Mail Stop 4561

United States Securities & Exchange Commission
Mr. Michael McTiernan
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

RE:      American Mold Guard, Inc.
         Registration Statement Form S-2, File Number 333-130889

In connection with the above referenced offering and in compliance with Rule 418
(a) (7) the following is the approximate distribution of the preliminary prospectus, dated February 13, 2006 and the amended preliminary prospectus dated April 10, 2006. Distributions of the preliminary prospectus were made between February 13, 2006 and the present date.

Approximately 4200 preliminary prospectus dated February 13, 2006 were distributed to approximately 900 prospective Underwriters and Dealers. Approximately 3100 preliminary prospectus were delivered to approximately 1800 individuals and 600 preliminary prospectus were delivered to approximately 150 institutional investors.

Approximately 2800 amended preliminary prospectus dated April 10, 2006 were distributed to approximately 60 prospective Underwriter and Dealers. Approximately 1900 amended preliminary prospectus were delivered to approximately 1900 individuals and 500 amended preliminary prospectus were delivered to approximately 250 institutional investors.


Very Truly Yours,



/s/ Trent D. Davis
------------------
Trent D. Davis
CEO





  811 S.W. Naito Parkway o Suite 200 o Portland, Oregon 97204 o (503) 243-6000
                               Member NASD & SIPC